Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Amgen Inc. for the registration of debt securities; common stock; preferred stock; warrants to purchase debt securities, common stock, preferred stock or depositary shares; rights to purchase common stock or preferred stock; securities purchase contracts; securities purchase units; and depository shares of Amgen Inc., and to the incorporation by reference therein of our reports dated February 25, 2008, with respect to the consolidated financial statements and schedule of Amgen Inc., and the effectiveness of internal control over financial reporting of Amgen Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA

April 16, 2008